Item 77J

There was a pricing error in TIFF International Equity Fund. Money Manager, Marathon Asset Management, L.P. ("Marathon") executed a foreign exchange trade with Investors Bank & Trust Company ("IBT") on August 10, 1998 which was inadvertently not reported to the fund accounting area of IBT. The missed trade was identified on January 26, 1999. The impact of the error was positive to the Fund (+$29,022.95) and the impact to each shareholder was below the Fund's pricing error threshold. Consequently, there were no corrections made to shareholders' accounts.